STRATASYS
Q2 2017

FINANCIAL RESULTS CONFERENCE CALL

August 9th, 2017

Q2 2017 Conference and webcast details

Speakers	Live Dial-in Information
Ilan Levin CEO	Primary Dial-in: 866-394-5776
Lilach Payorski CFO	International Dial-in: 409-350-3596
Shane Glenn VP, Investor Relations	Participant Passcode: 48312906

Live webcast and replay:
http://edge.media-server.com/m/p/6iz9y7m8

Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: potential declines in the prices of our products and services, or volume of our sales, due to decreased demand in the 3D printing market; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers' budgeting priorities; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", and Item 5, "Operating and Financial Review and Prospects" in our 2016 Annual Report on Form 20-F, filed with the SEC on March 9, 2017, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Report on Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2017, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, (ii) Stratasys' 2016 Annual Report, and (iii) Stratasys' other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP financial information

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 20.

stratasys

Ilan Levin – CEO

Opening Remarks

- Pleased with progress as we focus on customer engagement in key vertical markets – observing higher quality revenue opportunities
- Showcasing ability to leverage 3D printing expertise for manufacturing applications with significant recent Aerospace announcements
- Pleased with market reception to F123 Series – strong sales and generating significant interest in rapid prototyping segment

Lilach Payorski – CFO

Shane Glenn – VP of Investor Relations

Financial Update and Guidance

Financial Results
Stratasys, Ltd.

	YoY %
Revenue	↓ 1%
GAAP Gross Profit	↑ 5%
GAAP Operating loss	↓ 71%
Non-GAAP Gross Profit	↓ 6%
Non-GAAP Operating Profit	↑ 9%

	GAAP			Non-GAAP		
	Q2-16	Q2-17	Change YOY	Q2-16	Q2-17	Change YOY
Total Revenue	$172.1	$170.0	-1.2%	$172.1	$170.0	-1.2%
Gross Profit	79.5	83.4	3.9	96.2	90.2	-6.1
% margin	46.2%	49.1%	4.9%	55.9%	53.0%	-6.3%
Operating Profit (Loss)	-17.1	-5.0	12.1	10.2	11.1	0.9
% margin	-10.0%	-3.0%	-70.6%	5.9%	6.5%	8.5%
Pre-tax Profit (Loss)	-16.2	-4.6	11.6	11.1	11.5	0.4
% margin	-9.4%	-2.7%	-71.5%	6.5%	6.8%	3.3%
Tax Rate	-15.1%	-28.3%	-1.1 -46.7%	45.4%	21.4%	-2.6 -51.4%
EBITDA	6.9	12.0	72.9%	19.5	20.0	2.4%
Net Income (loss) (attributed to SSYS Ltd.)	-18.5	-6.0	12.5	6.2	9.2	2.9
% margin	-10.7%	-3.6%	-67.6%	3.6%	5.4%	47.1%
EPS (Diluted)	$ (0.36)	$ (0.11)	68.7%	$ 0.12	$ 0.17	46.5%
Diluted Shares	52.5	52.8	0.5%	53.2	53.5	0.4%

($ in millions unless noted otherwise)

stratasys

Financial Results – Revenue Stratasys, Ltd.

	YoY %
Product Revenue	⬇ 2%
System Revenue	⬇ 6%
Consumable Revenue	⬆ 2%
Service Revenue	⬆ 1%
Customer support	⬆ 6%

Total Revenue - Quaterly Trend



Product
Service
$124
$48
$110
$47
$127
$49
$115
$48
$121
$49
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17

($ in millions unless noted otherwise)

stratasys

Financial Results – Gross Margin Trends
Stratasys, Ltd.


GAAP
46.2%
46.9%
47.3%
47.1%
49.1%
50.4%
35.6%
50.6%
38.1%
51.0%
37.6%
52.7%
33.8%
54.8%
34.9%
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Non - GAAP
55.9%
54.0%
53.6%
51.2%
53.0%
63.5%
36.6%
60.6%
38.7%
59.5%
38.3%
57.9%
35.0%
59.9%
36.2%
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Product Gross Margin
Service Gross Margin
Total Gross Margin

Financial Results – Operating Expenses & Margin Trends Stratasys, LTD.

		YoY %
GAAP		
Operating Exp.	↓	9%
R&D Exp.	↓	5%
SG&A Exp.	↓	10%
Non-GAAP		
Operating Exp.	↓	8%
R&D Exp.	↓	3%
SG&A Exp.	↓	10%

GAAP



42.0%
43.9%
50.1%
39.8%
38.3%
14.2%
15.3%
13.9%
15.1%
13.7%
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
-10.0%
-12.3%
-16.6%
-7.7%
-3.0%

Non - GAAP



37.1%
37.9%
35.2%
34.6%
33.8%
12.9%
14.1%
11.8%
14.1%
12.7%
5.9%
2.1%
6.6%
2.5%
6.5%
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

stratasys

Financial Results - Balance Sheet Summary & CF from operations Stratasys, Ltd.

Selected balance sheet items ($ in millions)	Q1-17	Q2-17
Cash and Cash Equivalents	$297.2	305.3 ⬆
Accounts Receivable	115.1	120.3
Inventories	116.0	116.5
Net Working Capital	390.1	402.5

($ in millions)	Q2-16	Q2-17	YTD Q2-16	YTD Q2-17
Cash from operating activities	$6.9	$10.9	$38.5	$36.2

Lilach Payorski – CFO

Financial Summary

- Pleased with results of efforts to generate deeper engagement with customers in targeted industry verticals – observing higher quality revenue opportunities
- Alignment of resources has resulted in reduced operating expenses
- Favorable cash position provides capital to pursue opportunities going forward

Revenue & Earnings Guidance

Revenue (M)

$645 - $680

GAAP Diluted EPS

$(1.00) - $(0.73)

Non-GAAP Diluted EPS

$0.19 - $0.37

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$645 to $680
GAAP Net Loss	($53) to ($39)
(1) Stock-Based Compensation Exp.	$18 to $20
(2) Intangible Assets Amortization Exp.	$34
(3) Merger Related Expenses	$2 to $3
(4) Reorganization and other related costs	$8 to $10
(5) Corresponding tax expense and other tax adjustments	($3) to ($4)
Non-GAAP Net Income	$10 to $20
GAAP Loss Per Share	($1.00) to ($0.73)
Non-GAAP Diluted Earnings Per Share	$0.19 to $0.37

stratasys

Ilan Levin – CEO

STRATEGIC OVERVIEW

AEROSPACE APPLICATIONS & COLLABORATIONS

Important milestones towards adopting additive manufacturing in complex requirement applications:

- Fortus 900mc Aircraft Interiors Certification Solution
  - New edition of the Fortus 900mc Production 3D Printer Aimed at Facilitating the 3D Printing of FAA- and EASA-Certified Aircraft Interior Parts
  - Specialized hardware and software designed to deliver highly repeatable mechanical properties appropriate for aircraft interior part applications, as well as the qualification processes and data to ease the certification process.
  - Adopted by Hong Kong-based Western Tool & Mold to produce certifiable aircraft interior components
- Airbus awards contract to Stratasys Direct Manufacturing to produce FDM-printed end-use parts for A350 XWB aircraft
- Boom Supersonic and Eviation Aircraft leveraging Stratasys 3D Printing Solutions to accelerate development of next-generation aircraft







stratasys

F123 SERIES LAUNCH UPDATE



Positive Market Reaction and Strong Sales

- Over 1,000 systems ordered since February 2017 launch
- The majority of orders to new customers
- F123 developed to meet customer requirements for:
  - Reliability
  - Ease-of-Use
  - Accessibility
  - Fast Time-to-Part
- Generating excitement in general rapid prototyping segment


GRABCAD
PRINT

Continued traction for GrabCAD Print adoption and usage

- GrabCAD Print has been installed on over 13,000 desktops, used by over 1,400 customers worldwide
- Over 61,000 trays of parts have been printed
- GrabCAD Community numbers nearly 4 million professional designers, engineers, with over 2 million CAD files and tutorials

stratasys

MAKERBOT EDUCATION ANNOUNCEMENTS

Strengthened MakerBot's leadership in 3D printing for the education market with multiple announcements:

- **My MakerBot** - Chromebook-compatible, in-browser platform that connects networked 3D printers, Thingiverse account, orders and support cases all in one place

- **MakerBot + Autodesk Tinkercad** - connecting two powerful STEM learning tools to empowering educators

- **MakerBot Educators Guidebook** - The definitive how-to on 3D printing in the classroom

MakerBot


MAKERBOT
EDUCATORS
GUIDEBOOK



stratasys

Ilan Levin – CEO

Summary & Outlook

- Recent aerospace-specific product and collaboration announcements demonstrate value of customer-centric approach
- Pleased with market reaction and strong sales of F123 Series
- Excited about Company's future and long-term growth potential

WE ARE
STRATASYS

THE 3D PRINTING SOLUTIONS COMPANY

stratasys

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Three Months Ended June 30, 2017			Three Months Ended June 30, 2016		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$83,392	$6,784	$90,176	$79,532	$16,715	$96,247
Operating income (Loss) (1,2)	(5,045)	16,117	11,072	(17,131)	27,332	10,201
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(5,987)	15,165	9,178	(18,490)	24,728	6,238
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.11)	$0.28	$0.17	($0.36)	$0.48	$0.12
(1) Acquired intangible assets amortization expense		5,688			10,510	
Impairment charges of other intangible assets		-			1,779	
Non-cash stock-based compensation expense		799			729	
Reorganization and other related costs		137			3,543	
Merger and acquisition and other expense		160			154	
		6,784			16,715	
(2) Acquired intangible assets amortization expense		2,588			3,621	
Non-cash stock-based compensation expense		4,532			4,750	
Changes in fair value of obligations in connection with acquisitions		617			(587)	
Reorganization and other related costs		598			956	
Merger and acquisition and other expense		998			1,877	
		9,333			10,617	
		16,117			27,332	
(3) Corresponding tax effect		(1,150)			(2,604)	
Amorization expense of associated company		198			-	
		$15,165			$24,728	
(4) Weighted average number of ordinary shares outstanding – Diluted	52,778		53,473	52,496		53,238

($ in thousands except per share data)

stratasys